WisdomTree Investments, Inc.

380 Madison Avenue, 21st Floor

New York, New York

July 20, 2011

Via EDGAR and Facsimile

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	WisdomTree Investment, Inc.
Registration Statement on Form 10-12B
File No. 001-10932

Dear Mr. Kluck:

Pursuant to Rule 12(d) of the Securities Exchange Act of 1934, as amended, WisdomTree Investments, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form 10-12B (“the “Registration Statement”) so that it may be declared effective at 10:00 a.m., Eastern time, on Monday, July 25, 2011, or as soon as practicable thereafter. The Company is aware of its obligations under the Act.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael Minahan at (617) 570-1021 of Goodwin Procter LLP.

Sincerely,

WISDOMTREE INVESTMENTS, INC.

/s/ Peter M. Ziemba
By: Peter M. Ziemba Title: Executive Vice President— Business and Legal Affairs and Chief Legal Officer